United States securities and exchange commission logo





                              May 17, 2021

       Aaron I. Davis
       Chief Executive Officer
       BCTG Acquisition Corp.
       12860 El Camino Real, Suite 300
       San Diego, CA 92130

                                                        Re: BCTG Acquisition
Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed April 20,
2021
                                                            File No. 333-255354

       Dear Mr. Davis:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed April 20, 2021

       Questions and Answers About the Proposals
       Q: What interests do BCTG's current officers and directors have in the Business Combination?, page 8

   1. Please also disclose that the initial stockholders have agreed to waive their liquidation rights with respect to
founder shares and that founder shares will become worthless if you fail to complete an
initial business combination within 24 months.
   2. Please revise the first bullet point to quantify the out-of-pocket expenses that are owed to
                                                        BCTG's officers,
directors and Sponsor.
 Aaron I. Davis
FirstName  LastNameAaron
BCTG Acquisition  Corp. I. Davis
Comapany
May        NameBCTG Acquisition Corp.
     17, 2021
May 17,
Page 2 2021 Page 2
FirstName LastName
Q: Will how I vote affect my ability to exercise redemption rights?, page 9

3. Please also address whether shareholders may exercise their redemption rights if they abstain from voting or fail to vote on the Business Combination Proposal. Please make similar revisions throughout your proxy statement/prospectus where you discuss shareholder voting and redemption rights, including on the cover page. Summary of the Proxy Statement/Prospectus
Parties to the Business Combination, page 14

4. Please remove the reference on page 16 to "first-in-class" as this statement implies an expectation of regulatory approval and is inappropriate given the stage of development for your programs.
5. We note your disclosure on page 15 that Tango has established a sustainable pipeline optimized to deliver meaningful clinical benefit to patients. Given the early stage of development, please revise your disclosure to remove any implication that Tango's product candidates will be effective, as determinations of efficacy are solely within the authority of the FDA or comparable regulatory body. Please make similar revisions to your disclosure stating that Tango's development process "[avoids] the known drawbacks of large, empiric clinical trials lacking a patient selection strategy."
The Business Combination Proposal, page 17

6.       We note your disclosure stating that one of the factors BCTG   s Board
considered was that
            Tango   s platform is expected to file one new IND every 12 to 18
months.    Please
         expand your disclosure to provide the basis for the Board   s view and
assumptions
         underlying such view in light of the uncertainty with regard to drug development.
Conditions to Closing of the Business Combination, page 20

7. We note your statement that investors should not rely on the representations and warranties set forth in the Merger Agreement or the summaries
         thereof in this proxy statement/prospectus as characterizations of the actual state of facts about BCTG, Sponsor, Tango or any other matter. Please revise to remove any implication that the Merger Agreement and your disclosure of the same does not constitute public disclosure under the federal securities laws.
Risk Factors
Our ability to utilize our net operating loss carryforwards..., page 77

8. Please revise to clarify whether the proposed business combination would be considered an "ownership change" under the Code and any expected limitations on your ability to utilize NOLs if it is considered an "ownership change." If there is uncertainty, explain the reasons for such uncertainty.
 Aaron I. Davis
FirstName  LastNameAaron
BCTG Acquisition  Corp. I. Davis
Comapany
May        NameBCTG Acquisition Corp.
     17, 2021
May 17,
Page 3 2021 Page 3
FirstName LastName
New Tango's amended and restated certificate of incorporation will provide that the Court of
Chancery of the State of Delaware..., page 91

9. It does not appear that New Tango's Proposed Charter contains a forum selection provision. In addition, your disclosure regarding the forum selection provision is not consistent with either BCTG's current charter or New Tango's Proposed Bylaws. Please revise this risk factor, the risk factor on page 78, and your description of the Proposed
         Charter on page 262 to identify the correct governing document that contains the forum selection provision you are describing and to ensure consistency between your disclosure and the provision in such governing document. We note also that you have not included the text of Annex B. Please revise to include the relevant text. Proposal 1 - The Business Combination Transaction
Background of the Business Combination, page 110

10. Please expand this section to explain why you did not pursue a transaction with any of the
         35 potential targets with which you engaged in detailed due diligence. Address in your response whether there were any that resulted in a firm offer. In these instances, disclose the initial offer and counter offers.
11. We note your disclosure that on December 22, 2020, Tango was presented to the BCTG board as one of a few prospective business targets under active consideration. Please describe the selection criteria BCTG used to identify these prospective targets and why you decided to proceed with Tango over other alternatives.
12.      Please expand this section to discuss the following:

                What role did Mr. Davis play in preparing the draft letter of intent to Tango ? What were the material terms of the draft letter of intent ?
                What were the responsibilities of the independent subcommittee ? Please identify the members of the independent subcommittee where you discuss the
Board   s decision to
              establish the committee.
                We note that Mr. Davis continued to negotiate with Tango after the appointment of the independent subcommittee. Revise to disclose what consideration, if any, the
              Board and subcommittee gave to Mr. Davis    conflicts of
interests.
                Were there any steps taken other than to establish an independent subcommittee to address potential conflicts of interest?
                Was Mr. Davis involved in the decision to pursue the transaction and approve the terms of the merger as a Tango board member?
                How were the valuation and other material terms of the merger negotiated from the non-binding letter of intent through the execution of the merger agreement? Revise to describe the negotiations in reaching the material terms of the merger.
                Identify the members of BCTG management who met with the independent subcommittee on February 18 and February 22.
 Aaron I. Davis
FirstName  LastNameAaron
BCTG Acquisition  Corp. I. Davis
Comapany
May        NameBCTG Acquisition Corp.
     17, 2021
May 17,
Page 4 2021 Page 4
FirstName LastName
Engagement of Financial Advisor to BCTG, page 114

13. We note your disclosure that in developing its opinion, Canaccord Genuity analyzed projected financial and operating data concerning Tango provided to it by BCTG. Please revise to disclose all material projections and underlying assumptions.
Conditions to the Closing of the Merger, page 121

14. Please amend your disclosure to identify each condition that is subject to waiver.
Additional Conditions to Tango's Obligation to Close, page 123

15. With reference to your disclosure on page 107 that the sponsor will have the option to cover any shortfall through an additional cash investment or satisfying such shortfall through securing investments in BCTG from certain agreed investors in order to maintain a cash balance greater than $300.0 million, please expand your disclosure to explain whether there is a written agreement to this effect and the terms on which the sponsor or other investors will invest additional cash. If there is a written agreement, please file this as an exhibit to your registration statement.
Vote Required for Approval, page 143

16. We note your disclosure here and on page 88 that as of the date of the proxy statement/prospectus, the Sponsor, directors and officers have not purchased any Public
         Shares. We also note your disclosure on your Form 8-K filed April 14, 2021 that in connection with the signing of the merger agreement, a member of the Sponsor purchased
         800,000 shares of BCTG's common stock from two holders of public shares at a price of
         $11.00 per share. Please revise your disclosure as appropriate and specify whether these shares are subject to the agreement to vote in favor of the Business Combination.
Conflicts of Interest, page 177

17. With reference to your disclosure on page 179 that related party transactions require prior approval by the audit committee and a majority of uninterested "independent" directors determining that the terms of the transaction are no less favorable to you than those that would be available with respect to such a transaction from unaffiliated third parties, please disclose whether you waived any provisions of that policy and the reasons therefor. Here and under the heading "What interests do BCTG's current directors and officers have in the Business Combination" on page 8, please also disclose the approximate dollar value, when the interest was acquired, and the price paid for the 15% interest that Boxer
         Capital owns in Tango's outstanding securities.
 Aaron I. Davis
FirstName  LastNameAaron
BCTG Acquisition  Corp. I. Davis
Comapany
May        NameBCTG Acquisition Corp.
     17, 2021
May 17,
Page 5 2021 Page 5
FirstName LastName
Executive Compensation
Compensation Committee Interlocks and Insider Participation, page 177

18. With reference to your disclosure on page 176 that your compensation committee consists of Richard Heyman and Carole L. Nuechterlein, please revise this section to reflect whether you currently have a compensation committee.
Information About Tango
Our Pipeline, page 191

19. Please revise your pipeline table to separate the Phase I and Phase II columns and to make the Phase I, Phase II, and Phase III columns at least as wide as your Discovery, Lead
         Optimization, and IND-Enabling columns. The pipeline table currently appears to suggest that you have completed more than half of the development timeline for
         TNG908.
20. We note your inclusion of Target 3, Target 4, and Multiple Targets in Tango's pipeline table. First, please identify any undisclosed product candidates in the pipeline table.
         Second, to the extent Gilead controls the research on Target 4 such that you cannot provide detailed disclosure about the ongoing studies, please remove it from the pipeline table. Finally, please revise the Multiple Targets row to separately depict any material product candidates or programs individually and provide disclosure in your prospectus regarding these product candidates and programs or remove this row. Your pipeline table should present only programs that are material to your business. Collaboration and License Agreement with Gilead Sciences, page 209

21. We note your disclosure on pages 209 and 210 that you are eligible to receive low double-
         digit tiered royalties on net sales. Please revise your description of the royalty rate to provide a range that does not exceed ten percent.
22. We note that for those products that you opt to co-develop and co-promote in the
         United States, you and Gilead will equally split profits and losses from the sales of such products in the United States, you will remain eligible to receive certain milestone payments. Please disclose the aggregate milestone payments you will remain eligible to receive.
Security Ownership of Certain Beneficial Owners and Management, page 276

23. To the extent not disclosed, please identify the natural persons who hold the investment and/or voting power of the shares held by the 5% or greater shareholders identified in your table. See Item 403 of Regulation S-K.
 Aaron I. Davis
BCTG Acquisition Corp.
May 17, 2021
Page 6
Exhibits

24. Please file as exhibits to the registration statement the Gilead Agreement and the Medivir
      Agreement. See Item 601(b)(10) of Regulation S-K.
General

25.   Please include a form of proxy card marked as    preliminary    in your
next amendment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Franklin Wyman at 202-551-3660 or Angela Connell at 202-551-3426
if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Christine Westbrook at 202-551-5019
with any other questions.



                                                           Sincerely,
FirstName LastNameAaron I. Davis
                                                           Division of
Corporation Finance
Comapany NameBCTG Acquisition Corp.
                                                           Office of Life
Sciences
May 17, 2021 Page 6
cc:       Giovanni Caruso - Loeb & Loeb LLP
FirstName LastName